actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share

FINANCIAL CONDITION OF THE ISSUER

Does the issuer have an operating history? ■ Yes   No

Ourotech has operated in various forms since 2015 using mostly government grant funding for R&D and some investments. Ourotech has operated without loss of solvency or bankruptcy. Most operating activity has been in the research and development of Ourotech's products and IP.